Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


April 6, 2000

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Attention:     Ms. Susan Olson
               Branch Chief

          RE:  Conseco Variable Insurance Company
               Application Pursuant to Rule 477
               to Withdraw Form S-1 Registration Statement
               File No. 333-40301
               ___________________________________________

Dear Ms. Olson:

This request is made on behalf of Conseco Variable Insurance Company (the "Company"). The Company issues a variable annuity product registered with the Securities and Exchange Commission. It is a Group and Individual Fixed and Variable Annuity Contract and Certificate with a market value adjustment ("MVA") option. The product has two Registration Statements - one on Form N-4 (for the variable annuity contract) and the other on Form S-1 (for the MVA option). The Company has redesigned the product. Effective May 1, 2000, the MVA option will no longer be available for sale.

The Company has filed a Post-Effective Amendment to its registration statement on Form N-4 (File No. 333-40309) pursuant to Securities Act Rule 485(a) which, among other things, deletes the disclosure currently required by Form S-1 in its prospectus.

The Company hereby applies to deregister the Form S-1 Registration Statement (File No. 333-40301), effective May 1, 2000.

Please contact the undersigned with any questions or comments concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.

By: /s/ LYNN KORMAN STONE
-------------------------
Lynn Korman Stone